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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 _____________

                                  FORM 8-A/A

                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                Tambrands Inc.
                 --------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)


          Delaware                                       13-1366500
          --------                                       ----------
(State of Incorporation or Organization)   (I.R.S. Employer Identification no.)

     777 Westchester Avenue
     White Plains, New York                                   10604
     ----------------------                                   -----
(Address of principal executive offices)                    (zip code)


       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                             Name of each exchange on which
to be so registered                             each class is to be registered

Common Share                                    New York Stock Exchange
Purchase Rights                                 Pacific Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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          The undersigned registrant, Tambrands Inc. (the "Company"), hereby amends and supplements, as set forth below, Exhibit 1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "Commission") on Octo ber 27, 1989, which is incorporated herein by reference thereto (the "Form 8-A"). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Form 8-A.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          The response to item 1 in the Form 8-A is hereby amended to read in its entirety as follows:

     On October 24, 1989, the Board of Directors of the Company declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $0.25 per share (the "Common Shares"), of the Company. The dividend was paid on December 7, 1989 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share of the Company at a price of $250 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% of more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights to Purchase Common Shares (the "Summary of Rights") attached thereto. The Summary of Rights constitutes Exhibit B to the Rights Agreement which is attached hereto as Exhibit 1.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date

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(or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 7, 1999 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

     The Purchase Price payable, and the number of Common Shares or other securi ties or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

     In the event that the Company is acquired in a merger or other business com bination transaction or 50% or more of its consolidated assets, earning power or cash flow are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding Common Shares, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

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          At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

          At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the

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    Rights may be redeemed by the Company at the Redemption Price prior to the time that a person becomes an Acquiring Person.

          The Rights Agreement, dated as of October 24, 1989, between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights, a press release announcing the declaration of the Rights and a letter to the Company's Shareholders describing the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

          On October 24, 1989, the Board of Directors authorized the redemption of the previously outstanding common share purchase rights effective December 7, 1989, at a redemption price of $0.10 per right payable on December 15, 1989 to holders of record of Common Shares (to which the outstanding rights are attached) on December 7, 1989.

Amendment of Rights Agreement
-----------------------------

          Effective as of April 8, 1997, the Rights Agreement was amended ("Amendment No. 1.") in order to, among other things, (i) prevent The Procter & Gamble Company ("P&G"), any subsidiary of P&G established to effect the Merger (as defined herein) ("Merger Sub") or any Affiliate or Associate of P&G or Merger Sub, from becoming an Acquiring Person as a result of the execution, delivery and performance under, or consummation of the transactions contemplated by, the Agreement and Plan of Merger, dated as of April 8, 1997 (the "Merger Agreement") by and among the Company, P&G and Merger Sub including, without limitation, the merger of Merger Sub with and into the Company (the "Merger") and the Offer (as defined in the Merger Agreement), (ii) prevent a Distribution Date from occurring as a result of the Merger, the Offer (as defined in the Merger Agreement) or other transactions contemplated by the Merger Agreement,
(iii) provide that all outstanding Rights will expire immediately prior to the effective time of the Merger and (iv) provide that the sixth paragraph in item 1 will not apply to the Merger.

          A copy of Amendment No. 1. is attached hereto as Exhibit 4. and is incorporated herein by reference. The foregoing description of Amendment No. 1. does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1.

ITEM 2.  EXHIBITS.

          The response to item 2 in the Form 8-A is hereby amended to read in its entirety as follows:

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          1.  Rights Agreement, dated as of October 24, 1989, between Tambrands
              Inc. and First Chicago Trust Company of New York, as Rights Agent (previ ously filed as an exhibit to the Form 8-A dated October 24, 1989) which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person has become an Acquiring Person or the tenth business day (or such later date as may be determined by action of the Board of Direc tors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in a person becoming an Acquiring Person.

          2. Press release dated October 24, 1989 (previously filed as an exhibit to the Form 8-A dated October 24, 1989).

          3. Letter to the Company's shareholders dated October 24, 1989 (previously filed as an exhibit to the Form 8-A dated October 24, 1989).

          4. Amendment No. 1, dated as of April 8, 1997, between Tambrands Inc. and First Chicago Trust Company of New York, as Rights Agent.*


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        Tambrands Inc.

Date:  April  14, 1997                  By: /s/ Susan J. Riley
                                            ------------------------------------
                                            Name:  Susan J. Riley
                                            Title: Senior Vice President -
                                                   Chief Financial Officer




-------------------------
*      Filed herewith.

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                                 EXHIBIT INDEX



Exhibit                       Exhibit
Number                        Description
------                        -----------

1. Rights Agreement, dated as of October 24, 1989, between Tambrands Inc. and First Chicago Trust Company of New York, as Rights Agent (previously filed as an exhibit to the Form 8-A dated October 24, 1989) which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person has become an Acquiring Person or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in a person becoming an Acquiring Person.

2. Press release dated October 24, 1989 (previously filed as an exhibit to the Form 8-A dated October 24, 1989).

3. Letter to the Company's shareholders dated October 24, 1989 (previously filed as an exhibit to the Form 8-A dated October 24, 1989).

4. Amendment No. 1, dated as of April 8, 1997, between Tambrands Inc. and First Chicago Trust Company of New York, as Rights Agent.*






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  *   Filed herewith.

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